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                            March 15, 2021

       Craig McCaw
       Chief Executive Officer
       Holicity Inc.
       2300 Carillon Point
       Kirkland, WA 98033

                                                        Re: Holicity Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
16, 2021
                                                            CIK No. 0001814329

       Dear Mr. McCaw:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Cover Page

   1. Please expand your disclosure to discuss the treatment of Astra's Series A, B and C preferred stock and
convertible notes in the business combination and to reflect that following the business
combination, Astra's existing stockholders will have over 95% of the voting interest.
       Market and Industry Data, page i

   2. We note you state that you obtained the market and industry data from publications, surveys or studies
conducted by third parties. Please tell us whether you commissioned any such data for use
in connection with this offering. If so, please tell us what
 Craig McCaw
FirstName  LastNameCraig McCaw
Holicity Inc.
Comapany
March       NameHolicity Inc.
       15, 2021
March2 15, 2021 Page 2
Page
FirstName LastName
         consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. In
         addition, please revise your disclosure to clearly state that you are liable for the information included in your registration statement and remove the statements that you cannot assure" the accuracy and completeness of such information.
Questions and Answers about the Business Combination and the Special Meeting What Holicity Stockholder vote is required for the approval of each proposal brought before the
Special Meeting?, page 8

3. We note you disclose that if all of your outstanding shares were to be voted, you would only need the additional affirmative vote of shares representing approximately 31% of the outstanding shares in order to approve the Business Combination. Please also disclose the number shares required to approve the Business Combination if the minimum number of votes cast at the Special Meeting are cast.
What equity stake will current Holicity Stockholders and Astra stockholders hold in New Astra?, page 9

4. We note your tabular disclosure reflects that 260,500,000 shares of New Astra will be issued upon completion of the Business Combination assuming no redemption. However, we also note that your prospectus cover page states that the total maximum number of shares of New Astra Class A common stock expected to be issued at the Closing of the
         Business Combination is approximately 201,277,817, assuming no redemptions, and the total number of shares of New Astra Class B common stock expected to be issued at the
         Closing of the Business Combination is approximately 59,222,183, which amounts to
         267,000,000. Please advise or revise.
What material negative factors did Holicity's board of directors consider in connection with the
Business Combination?, page 11

5. Expand this Question & Answer to also address whether Holicity's board of directors considered the conflicts of interest that you suggest in connection with this transaction.
Summary of the Proxy Statement/Prospectus
Holicity's Board of Directors' Reasons for Approval of the Business Combination Compelling Contracted Revenue and Pipeline, page 23

6. We note your disclosure that Astra has over "[$150]" million of contracted revenue from top commercial and government customers, and a pipeline of "over [$1.2] billion" active opportunities at various stages of development. Please expand your disclosure to discuss when you expect to realize such contracted revenue and the basis for your statement that you have a pipeline of over [$1.2] billion active opportunities at various stages of development. In your revised disclosure, describe the material contracts and any material assumptions related to your projections.
 Craig McCaw
FirstName  LastNameCraig McCaw
Holicity Inc.
Comapany
March       NameHolicity Inc.
       15, 2021
March3 15, 2021 Page 3
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FirstName LastName
Risk Factors
New Astra's certificate of incorporation designates the Court of Chancery of the State of
Delaware as the sole and exclusive forum, page 43

7. We note your disclosure regarding New Astra's exclusive forum does not appear consistent. For example, clause (D) of your exclusive forum your exclusive forum provision will provide that "the Court of Chancery and the federal district court for the
         District of Delaware shall have concurrent jurisdiction" over any action arising under the
         Securities Act. However, you also disclose that "the federal district courts of the United
         States are the exclusive forum for the Resolution of any action, suit or proceeding asserting a cause of action under the Securities Act. We also note you disclose on pages
         160 and 174 that your forum selection provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Please revise to reconcile these disclosures.
Background of the Business Combination, page 72

8. Substantially revise your disclosure throughout this section to provide details regarding the material issues discussed and the key negotiated terms of the proposed business combination with Astra. For example, it is not clear how the parties determined the type and amount of consideration and related terms, including the treatment of Astra's Series
         A, B and C preferred stock, Astra's convertible notes, the dual-class structure, the
         Minimum Cash Condition and the PIPE Investment. Please also expand your discussion of the business combination agreement to clarify the role of each party identified in any negotiation and the material terms negotiated from the initial proposed LOI to the final
         Business Combination Agreement, and discuss how the issues were resolved, including changes in any terms favorable to Astra's management and affiliates as compared to the public shareholders.
9. Please discuss in greater detail the rocket loss error that Astra suffered in September 2020.
10. We note that you engaged Deutsche Bank to provide financial advice on a potential transaction and assist with the preparation of a financial model of Astra's business. We also note your disclosure that Deutsche Bank presented their views on the valuation of
         Astra to Randy Russel, you Chief Investment Officer, and representatives of Holicity on
         December 18, 2020 and also presented on the valuation, peer comparables, execution of other transactions and positioning of the combined entity in the market to your board on
         January 29, 2021. We further note your disclosure on page 75 that you reviewed the results of diligence conducted by your financial advisors regarding Astra's operations, forecasts and the Business Combination in determining that the Business Combination is in your best interests and recommending that your stockholders approve and adopt the
         Business Combination. Please note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and is referred to in the prospectus, your disclosure must provide the information required by
Item 1015(b) of
 Craig McCaw
Holicity Inc.
March 15, 2021
Page 4
         Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and
         21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and
         21(c) of Form S-4 apply here.
11. Reference is made to our prior comment above. If you did not obtain a fairness opinion in connection with this transaction, please clarify your disclosures and tell us what consideration you have given to including a risk factor in this regard.
12. We note the disclosure that "Holicity determined not to continue negotiations with
         Companies W, X, Y or Z, having determined that a business combination with Astra was more favorable for Holicity stockholders, as it was immediately actionable and in an industry in which Holicity was focused, possessed opportunity for growth and provided the best valuation proposition for the Holicity Stockholders and other financial attributes that Holicity intended to target at the time of its Initial Public Offering." Revise to expand the disclosure to describe the specific reasons Holicity did not consider each alternative.
The Business Combination Proposal
Holicity's Board of Directors Reasons for the Approval of the Business Combination, page 74

13.      We note that the board of directors considered certain information
reviewed by Holicity   s
         management, and their advisors, which included comparable target companies and comparable transactions in its recommendation to approve the Business Combination
         Agreement and related transaction agreements and the transactions contemplated thereby.
         Please revise to disclose the material comparable target companies and comparable transactions referred to in the registration statement.
Projected Financial Information, page 78

14. Please disclose the date that the financial projections were prepared and quantify the operational assumptions and expected rocket material costs, launch operation costs, labor and other general and administrative expenses discussed on page 79. In that regard, we note you disclose that the financial projections do not take into account any circumstances or events occurring after the date they were prepared. We also note certain additional information contained in an investor presentation filed as Exhibit 99.2 to your Form 8-K filed on February 3, 2021.
FirstName LastNameCraig McCaw
15. Please change the title of EBITDA to Adjusted EBITDA to conform the title to that in the
Comapany    NameHolicity
       investor            Inc.
                presentation presented in Exhibit 99.2 in the Form 8-K filed on February 3, 2021, as well as to
March 15, 2021 Page 4more accurately  describe the measure.
FirstName LastName
 Craig McCaw
FirstName  LastNameCraig McCaw
Holicity Inc.
Comapany
March       NameHolicity Inc.
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Business of New Astra
Our Competitive Strengths, page 137

16. We note you disclose that the only way to assess the reliability of a product, such as launch services or satellites, is by seeing a history of successful results. Please discuss the results of your three test flights, other than the Rocket 3.2.
17. You disclose that your first launch with commercial customers is planned for 2021.
         Please balance this disclosure with a discussion of any operating requirements you must meet prior to commencing commercial launches. In that regard, we note you disclose on page 144 that Astra must improve propellant depletion controls to address findings from
         Astra's December flight and secure launch licenses with the FAA prior to commencing commercial launches.
Astra's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development , page 146

18. For the year ended December 31, 2019, you expensed research and development costs of
         $40.1 million. Please include disaggregated disclosure of the nature of expenses incurred for each period, along with the following information for each of your major research and development projects; in that regard, we note you discuss Rocket 3.2, potential launch sites, such as that in Kodiak, Alaska, and spaceports in the filing:

                the costs incurred during each period presented and to date on the project;
                the anticipated completion date;
                the risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity, if the project is not completed timely; and
                the period in which material net cash inflows from significant projects are expected to commence.

         Regarding the first bullet point, if you do not maintain research and development costs by project, disclose that fact and explain how management maintains and evaluates research and development costs. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

         Regarding the second and third bullet points, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances, indicating the uncertainties that preclude you from making a reasonable estimate. Craig McCaw
FirstName  LastNameCraig McCaw
Holicity Inc.
Comapany
March       NameHolicity Inc.
       15, 2021
March6 15, 2021 Page 6
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FirstName LastName
Indebtedness
Convertible Promissory Notes, page 153

19. Please discuss whether this transaction will be deemed to be an equity financing that results in either the June or October 2019 Convertible Promissory Notes converting into shares of preferred stock.
Description of New Astra Securities
New Astra Preferred Stock, page 155

20. We note you disclose here that there will be no shares of preferred stock outstanding immediately upon consummation of the Business Combination. Please revise your disclosure to discuss how Astra's Series A, B and C preferred stock will be treated in the
         Business Combination.
Beneficial Ownership of Securities, page 175

21. Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Millennium Management LLC, Sherpa
         Ventures Fund II, LP (ACME Capital), A/NPC Holdings LLC and Canaan X, L.P. See
         Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
New Astra Management After the Business Combination Board of Directors and Management, page 177

22. Please describe the business experience during the past five years of each director, executive officer, or director nominee. For example, please clarify the business experience during the past five years of your Founder, Chairman and Chief Executive Officer, Chris
         Kemp, and director nominee, Craig O. McCaw. See Item 401(e) of Regulation S-K. In
         addition, please file a consent for Chris Kemp and any other director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities
         Act.
Material U.S. Federal Income Tax Considerations
Tax Consequences of the Merger to Holders of Astra Common Stock, page 194

23. We note your disclosure indicates that the parties intend for the merger and related transactions to be tax free either under Section 368(a) or Section 351 of the Internal
         Revenue Code. In this regard, it appears that the tax consequences would be material to investors here. Notwithstanding that the receipt of tax opinions is not a condition to the merger, a tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing and make corresponding changes to your disclosures concerning the material tax consequences within the body of your prospectus, including under "What are the material U.S. federal income tax consequences
 Craig McCaw
Holicity Inc.
March 15, 2021
Page 7
      of the Business Combination to me?" on page 17, or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 (including footnote 39) of Staff Legal Bulletin No. 19.
      If there is uncertainty regarding the tax treatment of the share exchange and merger
Exhibits

24. Please file the employment agreements you entered into with each of Chris Kemp, Adam
      London, Kelyn Brannon and Martin Attiq in connection with the Business Combination
      Agreement. Please also file you indemnification agreements with officers and directors.
      Refer to Item 601(b)(10) of Regulation S-K.
        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameCraig McCaw
                                                           Division of
Corporation Finance
Comapany NameHolicity Inc.
                                                           Office of Energy &
Transportation
March 15, 2021 Page 7
cc:       David Sakowitz
FirstName LastName